

May 13, 2021   TSX | NYSE | LSE: WPM
Vancouver, British Columbia

WHEATON PRECIOUS METALS PUBLISHES 2020 SUSTAINABILITY REPORT HIGHLIGHTING STRONG ESG PERFORMANCE

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the publication of its 2020 Sustainability Report, a comprehensive disclosure outlining Wheaton's sustainability accomplishments and environmental, social and governance ("ESG") performance. All amounts are in US dollars unless otherwise noted.

"As a leader in precious metals streaming, Wheaton is not only committed to advancing our corporate sustainability goals, but also championing sustainability throughout the entire mining industry and in the communities in which we and our mining partners operate," said Randy Smallwood, President & CEO of Wheaton. "The 2020 Sustainability Report looks back at a year where the COVID-19 pandemic significantly impacted lives and communities globally and reinforced the need for all stakeholders to work together to emerge from challenging situations with resilience. Recognizing this need, we eagerly stepped up and launched a $5 million Community Support and Response Fund, more than doubling the budget for our existing community investment program, with a direct focus on helping address the impacts of the pandemic as well as implemented measures to ensure the health and safety of our employees and communities."

Sustainability highlights and achievements outlined in the report include:

- Ranked #1 in the Precious Metals Industry Group and ESG Global 50 Top Rated Company by Sustainalytics
- "AA" rated by MSCI ESG Ratings and rated "Prime" by ISS ESG
- Established $5 million Community Support and Response Fund for COVID-19 and worked with most of our mining partners to identify programs that address food security, health and socio-economic impacts in the communities near the mines
- Distributed over $5.8 million in support of over 100 various charities and initiatives
- Achieved carbon neutral status for the sixth consecutive year
- Adopted a new goal of 30% women directors by 2024
- Signatory to the BlackNorth Initiative and initiated support for a grant program for small, black-owned businesses
- Disclosure aligned with the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD) frameworks and informed by the Global Reporting Initiatives (GRI)

For further information, please contact:

Patrick Drouin or Simona Antolak
Investor Relations
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com